SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                       CCC INFORMATION SERVICES GROUP INC.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    12487Q198
                                    ---------
                                 (CUSIP Number)

Herbert S. Winokur, Jr.                         Mark E. Thierfelder, Esq.
Capricorn Investors III, L.P.                   O'Melveny & Myers LLP
c/o Capricorn Holdings III, LLC                 The Citigroup Center
30 East Elm Street                              153 East 53rd Street, 54th Floor
Greenwich, CT 06830                             New York, New York 10022-4611
(203) 861-6600                                  (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2001
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  CAPRICORN INVESTORS II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                    (A) [ ]
                                                               (B) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                  OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
NUMBER OF                      0
SHARES                         -------------------------------------------------
BENEFICIALLY          8        SHARED VOTING POWER
OWNED BY                       1,572,219
EACH REPORTING                 -------------------------------------------------
PERSON WITH           9        SOLE DISPOSITIVE POWER
                               0
                               -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               1,572,219
                               -------------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,572,219
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                  PN
--------------------------------------------------------------------------------

CUSIP NO. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  CAPRICORN HOLDINGS, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                    (A) [ ]
                                                               (B) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                  OO
--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
NUMBER OF                      0
SHARES                         -------------------------------------------------
BENEFICIALLY          8        SHARED VOTING POWER
OWNED BY                       1,572,219
EACH REPORTING                 -------------------------------------------------
PERSON WITH           9        SOLE DISPOSITIVE POWER
                               0
                               -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               1,572,219
                               -------------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,572,219
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                  OO
--------------------------------------------------------------------------------

CUSIP NO. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  CAPRICORN INVESTORS III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                    (A) [ ]
                                                               (B) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (SEE INSTRUCTIONS)

                  OO, BK
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)                                              [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
NUMBER OF                      0
SHARES                         -------------------------------------------------
BENEFICIALLY          8        SHARED VOTING POWER
OWNED BY                       1,411,116
EACH REPORTING                 -------------------------------------------------
PERSON WITH           9        SOLE DISPOSITIVE POWER
                               0
                               -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               1,411,116
                               -------------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,411,116
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                  PN
--------------------------------------------------------------------------------

CUSIP NO. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  CAPRICORN HOLDINGS III, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                    (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO, BK
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
NUMBER OF                      0
SHARES                         -------------------------------------------------
BENEFICIALLY          8        SHARED VOTING POWER
OWNED BY                       1,411,116
EACH REPORTING                 -------------------------------------------------
PERSON WITH           9        SOLE DISPOSITIVE POWER
                               0
                               -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               1,411,116
                               -------------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,411,116
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

CUSIP NO. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  HERBERT S. WINOKUR, JR.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                    (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO, BK
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITES STATES OF AMERICA
--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
NUMBER OF                      0
SHARES                         -------------------------------------------------
BENEFICIALLY          8        SHARED VOTING POWER
OWNED BY                       2,983,335
EACH REPORTING                 -------------------------------------------------
PERSON WITH           9        SOLE DISPOSITIVE POWER
                               0
                               -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               2,983,335
                               -------------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,983,335
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN

--------------------------------------------------------------------------------

               This Schedule 13D/A (Amendment No. 4) amends and supplements the Statement on Schedule 13D dated July 22, 1998 (as amended by the Schedule 13D/A (Amendment No. 1) dated August 11, 1998, the Schedule 13D/A (Amendment No. 2) dated February 2, 2001, and the Schedule 13D/A (Amendment No. 3) dated February 23, 2001, the "Statement"), filed by Capricorn Investors II, L.P., Capricorn Holdings, LLC, Capricorn Investors III, L.P., Capricorn Holdings III, LLC, and Herbert S. Winokur, Jr. with respect to the common stock, $0.10 par value of CCC Information Services Group Inc. (the "Company" or "Issuer") Capitalized terms used herein without definition have the meanings ascribed to them in the Statement, as amended to date.

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               Item 3 is amended by adding the following.

               The Company, White River Ventures, Inc. ("White River"), Capricorn II and Capricorn III executed a purchase agreement dated as of November 29, 2001 (the "Purchase Agreement") pursuant to which, at an initial closing on November 30, 2001 (the "Initial Closing Date"), Capricorn II (1) purchased in a private placement 210,900 shares of Common Stock (the "Capricorn II Purchased Shares"), at a purchase price of $5.50 per share, which amount represents the number of shares Capricorn II would have been entitled to purchase under a rights offering for up to 3,636,364 shares of Common Stock launched by the Company on November 30, 2001 (the "Rights Offering"), (2) purchased a promissory note in a principal amount of $421,052.50 (the "Capricorn II Bridge Note"), (3) agreed to purchase 3.6577826% of any shares not subscribed for in the Rights Offering, subject to a maximum aggregate commitment of Capricorn II, Capricorn III and White River under the Purchase Agreement of $20,000,000 for the purchase of shares and promissory notes on the Initial Closing Date and the purchase of shares, if any, at the closing of the Rights Offering (the "Maximum Aggregate Commitment"), and (4) as commitment fees under the Purchase Agreement, acquired 13,602 warrants to purchase Common Stock at any time or from time to time until November 30, 2005 (unless the Company fails to provide notice at least twenty business days prior to the end of the expiration period, in which case the expiration of the warrant shall be extended twenty business days) (the "Capricorn II Initial Warrants"), and 10,717 warrants to purchase Common Stock with the same terms as the Capricorn II Initial Warrants (the "Capricorn II Bridge Warrants" and, collectively with the Capricorn II Initial Warrants, the "Capricorn II Warrants"). Any amounts owing to Capricorn II under the Capricorn II Bridge Note will be repaid by the Company in cash on or before the closing of the Rights Offering, but for the convenience of the parties, Capricorn II may elect to offset its obligations to pay the purchase price for its portion of the shares not subscribed for in the Rights Offering against the Company's obligation under the Capricorn II Bridge Note. The funds for the foregoing purchases were provided by capital contributed to Capricorn II by its partners.

               In addition, on November 30, 2001, under the Purchase Agreement, Capricorn III (1) purchased in a private placement 189,289 shares of Common Stock (the "Capricorn III Purchased Shares"), at a purchase price of $5.50 per share, which amount represents the number of shares Capricorn III would have been entitled to purchase under the Rights Offering, (2) purchased a promissory note in a principal amount of $377,908.00 (the "Capricorn III Bridge Note"), (3) agreed to purchase 3.2829761% of any shares not subscribed for in the Rights Offering, subject to the Maximum Aggregate Commitment, and (4) as commitment fees under the Purchase Agreement, acquired 12,208 warrants to purchase Common

               Stock with the same terms as the Capricorn II Initial Warrants (the "Capricorn III Initial Warrants"), and 9,619 warrants to purchase Common Stock with the same terms as the Capricorn II Initial Warrants (the "Capricorn III Bridge Warrants" and, collectively with the Capricorn III Initial Warrants, the "Capricorn III Warrants"). Any amounts owing to Capricorn III under the Capricorn III Bridge Note will be repaid by the Company in cash on or before the closing of the Rights Offering, but for the convenience of the parties, Capricorn III may elect to offset its obligations to pay the purchase price for its portion of the shares not subscribed for in the Rights Offering against the Company's obligation under the Capricorn III Bridge Note. The funds for the foregoing purchases by Capricorn III were borrowed by Capricorn III under a credit facility with an interest rate equal to the lender's publicly announced base rate, plus 1%, currently 6.0% (the "Capricorn III Credit Facility"). Capricorn III intends to repay the borrowings under the Capricorn III Credit Facility upon repayment of the Capricorn III Bridge Note. Capricorn III expects to make a capital call to its partners to repay the borrowings for the purchase price of (i) the Capricorn III Purchased Shares, and (ii) to the extent it is not repaid in full by the Company in cash prior to the closing of the Rights Offering, the Capricorn III Bridge Note.

               Under the Purchase Agreement, White River purchased 1,143,240 shares of Common Stock at $5.50 per share, purchased a promissory note in a principal amount of $10,712,180, and agreed to purchase 93.0592411% of any shares not subscribed for in the Rights Offering, subject to the Maximum Aggregate Commitment.

               The Purchase Agreement also contains provisions under which Capricorn II and Capricorn III may receive additional warrants with the same exercise price and other terms and conditions as the Capricorn II Warrants and Capricorn III Warrants. If the Rights Offering is not completed within 30 calendar days of November 30, 2001, Capricorn II and Capricorn III will receive, until the earlier of the closing of the Rights Offering or the Alternative Surrender Date (as defined below), 13.6643798% and 12.2641858%, respectively, of a number of warrants equal to the product of 66,364 and a fraction the numerator of which is that number of days that have elapsed since the end of the 30-day period and the denominator of which is 30, with the additional warrants issued at the end of the first 30 days after the 30-day period and additional warrants issued on a daily basis for a ratable number of warrants. In addition, if Capricorn II, Capricorn III and White River collectively are required to invest in excess of $4 million in the aggregate to purchase shares of Common Stock not subscribed for by other shareholders of the Company (other than the shares representing their respective pro rata interests in the Rights Offering), Capricorn II and Capricorn III will receive 3.6577826% and 3.2829761%, respectively, of a number of additional warrants equal to the product of 29,500 and a fraction, the numerator of which is the dollar amount of shares not subscribed for by other shareholders in excess of $4,000,000 and the denominator of which is $1,000,000, up to a maximum of an aggregate of 221,000 warrants for Capricorn II, Capricorn III and White River.

Item 4.        Purpose of Transaction.
               ----------------------

               Item 4 is amended by adding the following.

               The Company, White River, Capricorn II and Capricorn III executed the Purchase Agreement as of November 29, 2001 pursuant to which, on November 30, 2001, Capricorn II purchased the Capricorn II Purchased Shares and the Capricorn II Bridge Note and Capricorn III purchased the Capricorn III Purchased Shares and the Capricorn III Bridge Note. In addition, as commitment fees for the purchases, Capricorn II acquired the Capricorn II Warrants and Capricorn III acquired the Capricorn III Warrants, and Capricorn II and Capricorn III received the right to acquire additional warrants as described above.

               The Capricorn II Bridge Note and Capricorn III Bridge Note (collectively, the "Notes") are each subordinated to the Company's payment obligations under the Company's new revolving credit facility entered into on November 30, 2001 by the Company, LaSalle Bank, N.A., as agent, and LaSalle Bank and Harris Bank, as lenders (the "Credit Facility") and to other "senior debt" as defined in the Credit Facility. Interest on the Notes will accrue at a rate equal to the interest rate payable by the Company for amounts borrowed under the Credit Facility, compounded monthly, until the Notes are paid or surrendered to the Company in payment for Common Stock of the Company. The Notes mature on the earliest of (1) not more than three business days after the fifth business day following closing of the Rights Offering, (2) the later of the date seventy-five days following November 30, 2001 and the Alternate Surrender Date, and (3) the date that is five business days after receiving a written request for full payment by the holders of the majority of the aggregate outstanding principal under such notes, so long as such request is not made until all amounts outstanding under the Credit Facility have been paid in full and such maturity date is not prior to the date 105 days following November 30, 2001.

               The Capricorn II Warrants and the Capricorn III Warrants (collectively, the "Warrants") will be exercisable at any time for four years from the issue date at an exercise price of five dollars and fifty cents ($5.50) per share. The Warrants will permit "cashless exercise" and holders of the Warrants will also have the benefit of certain extraordinary distributions made on shares of Common Stock while the Warrants are outstanding.

               The Purchase Agreement also provides that if the Rights Offering is not completed within seventy-five days of November 30, 2001, then the Investors and the Company will negotiate the price and terms under which the Notes may be tendered by the Investors for additional shares of Common Stock or other junior securities of the Company and, if the Investors and the Company are unable to agree on the price and terms, then they shall be determined by a nationally recognized investment banking firm reasonably acceptance to the Investors and the Company (the closing of any such alternate transaction, the "Alternate Surrender Date").

               In connection with the closing of the Company's new Credit Facility on November 30, 2001, Capricorn III entered into the First Amendment and Waiver ("First Amendment and Waiver") pursuant to which it, as the sole holder of the Company's Trust Preferred Securities (as defined in Amendment No. 3 of this Statement), amended certain financial covenants in the Indenture relating to the Trust Preferred Securities, including an amendment permitting the Company to redeem the underlying Notes upon a "Change of Control" as defined in the Indenture. In addition, under a letter agreement dated November 30, 2001 (the "Side Letter"), Capricorn III agreed to forgo its right to pay the subscription price for the Capricorn III Purchased Shares by the surrender of Trust Preferred Securities, and terminated the February 23, 2001 letter agreement between the Company and Capricorn III (attached as Exhibit 7 to Amendment No. 3 of this Statement). In consideration of these accommodations by Capricorn III, the exercise price of the warrant to acquire 1,200,000 shares of Common Stock issued to Capricorn III on February 23, 2001 (the "Capricorn III February Warrant") was reset to $6.875 per share and the warrant was amended to be mandatorily exercisable (unless surrendered), upon a "Change of Control" (as defined in the Indenture).

               The purposes of Capricorn II and Capricorn III entering into the Purchase Agreement and making the related agreements described in this Statement are (1) to make a further equity investment in the Company and (2) to assist the Company in obtaining additional financing by purchasing the Capricorn II Purchased Shares and Capricorn III Purchased Shares, as well as committing to purchase a portion of any shares not sold by the Company in the Rights Offering, which, together with the similar commitments by White River, will assure that the Company raises $20 million in additional financing. In addition, the execution and initial closing of the Purchase Agreement by the Company, White River, Capricorn II and Capricorn III (including the purchases of the shares and the Notes) were conditions to the closing of the new Credit Facility, which further assists the Company in obtaining financing.

               Capricorn II and Capricorn III may subsequently acquire or dispose of shares of Common Stock, other equity securities or other securities of the Company. The amount, timing and conditions of any such possible purchase or sale of any shares of Common Stock, other equity securities or other securities of the Company by Capricorn II and Capricorn III, as the case may be, will depend upon the continuing assessment by Capricorn II, Capricorn Holdings and Winokur, in the case of Capricorn II, and Capricorn III, Capricorn Holdings III and Winokur, in the case of Capricorn III, of all relevant factors, including, without limitation, the following: the Company's business and prospects; the attitude and actions of the management, board of directors and other stockholders of the Company; other business and investment opportunities available to Capricorn II and Capricorn III, as the case may be; the business and prospects of Capricorn II and Capricorn III, as the case may be; economic conditions generally and in the automotive information and claims processing services business particularly; stock market, commodity market and money market conditions; the availability and nature of opportunities to dispose of the securities of the Company owned by Capricorn II and Capricorn III, as the case may be; the availability and nature of opportunities for Capricorn II and Capricorn III, as the case may be, to purchase additional securities of the Company; and other plans and requirements of Capricorn II and Capricorn III, as the case may be. Depending upon their assessment of these factors from time to time, Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III or Winokur may change their present intentions as stated above.

               The determination of Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III and Winokur, as the case may be, to have Capricorn II and Capricorn III make an additional investment in the Company was made in the context of an overall review of the Company and its subsidiaries, which included the possibility (which Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III and Winokur intend to continue to consider) of seeking to acquire securities of the Company in addition to the Notes, Warrants and shares which have been or may be acquired pursuant to the Purchase Agreement. However, none of Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III and Winokur has any present plans in this regard other than as contemplated by the Purchase Agreement or as otherwise described herein.

               Should Capricorn II or Capricorn III in the future seek to acquire additional shares of Common Stock, other equity securities or other securities of the Company (including, without limitation, by means of market or privately negotiated purchases of securities of the Company, a tender offer, merger or otherwise), the prior establishment of their existing positions in the Company might assist Capricorn II and Capricorn III, as the case may be, in reaching such result.

Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

               Item 5 is amended by adding the following.

               As of the date hereof,

           o Capricorn II is the direct beneficial owner, and Capricorn Holdings is the indirect beneficial owner, of 1,572,219 shares of Common Stock, which represents approximately 6.7% of the aggregate of the 21,852,692 shares of Common Stock currently issued and outstanding on November 14, 2001, according to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001, plus (1) the 1,543,429 shares of Common Stock issued to Capricorn II, Capricorn III and White River, collectively, in the private placement under the Purchase Agreement and (2) the 24,319 shares of Common Stock issuable upon exercise of the Capricorn II Warrants, collectively (and without giving effect to the exercise of any options to purchase shares or other rights to purchase or receive shares),

           o Capricorn III is the direct beneficial owner, and Capricorn Holdings III is the indirect beneficial owner, of 1,411,116 shares of Common Stock, which represents approximately 5.7% of the aggregate of the 21,852,692 shares of Common Stock currently issued and outstanding on November 14, 2001, according to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001, plus (1) the 1,543,429 shares of Common Stock issued to Capricorn II, Capricorn III and White River, collectively, in the private placement under the Purchase Agreement, (2) the 21,827 shares of Common Stock issuable upon exercise of the Capricorn III Warrants, collectively, and (3) the 1,200,000 shares of Common Stock issuable upon exercise of the Capricorn III February Warrant (and without giving effect to the exercise of any options to purchase shares or other rights to purchase or receive shares), and

           o Winokur is the indirect beneficial owner of 2,983,335 shares of Common Stock, which represents approximately 11.0% of the aggregate of the 21,852,692 shares of Common Stock currently issued and outstanding on November 14, 2001, according to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001, plus (1) the 1,543,429 shares of Common Stock issued to Capricorn II, Capricorn III and White River, collectively, in the private placement under the Purchase Agreement, (2) the 46,146 shares of Common Stock issuable upon exercise of the Capricorn II Warrants and the Capricorn III Warrants, collectively, and (3) the 1,200,000 shares of Common Stock issuable upon exercise of the Capricorn III February Warrant (and without giving effect to the exercise of any options to purchase shares or other rights to purchase or receive shares).

               Upon the closing of the Rights Offering, the Reporting Persons may acquire beneficial ownership of additional shares of Common Stock, as described below, the precise number of which will not be fixed until such closing. Upon closing of the Rights Offering, Capricorn II is obligated to purchase 3.6577826% of any shares not subscribed for in the Rights Offering by shareholders other than the Investors, subject to the Maximum Aggregate

Commitment (a maximum of approximately 76,555 additional shares), and Capricorn III is obligated to purchase 3.2829761% of any shares not subscribed for in the Rights Offering by shareholders other than the Investors, subject to the Maximum Aggregate Commitment (a maximum of approximately 68,711 additional shares).

               In addition, if the Rights Offering is not completed within 30 calendar days of the Initial Closing Date, Capricorn II and Capricorn III will receive, until the earlier of the closing of the Rights Offering or the Alternative Surrender Date, 13.6643798% and 12.2641858%, respectively, of a number of warrants equal to the product of 66,364 and a fraction the numerator of which is that number of day that have elapsed since the end of the 30-day period and the denominator of which is 30, with the additional warrants issued at the end of the first 30 days after the 30-day period and additional warrants issued on a daily basis for a ratable number of additional warrants. Also, if Capricorn II, Capricorn III and White River collectively are required to invest in excess of $4 million in the aggregate to purchase shares of Common Stock not subscribed to by other shareholders of the Company (other than the shares representing their respective pro rata interests in the Rights Offering), Capricorn II and Capricorn III will receive 3.6577826% and 3.2829761%, respectively, of a number of additional warrants equal to the product of 29,500 and a fraction, the numerator of which is the dollar amount of shares not subscribed for by other shareholders in excess of $4,000,000 and the denominator of which is $1,000,000, up to a maximum of an aggregate of 221,000 warrants for Capricorn II, Capricorn III and White River, collectively.

               Capricorn II, Capricorn Holdings and Winokur, on the one hand, and Capricorn III, Capricorn Holdings III and Winokur, on the other hand, may be deemed to share the power to vote and direct the disposition of the shares of Common Stock currently held and/or to be acquired as described herein, as the case may be.

               Except as disclosed herein, none of Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III, or Winokur has effected any transaction in Common Stock during the past 60 days.

               No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock underlying the Warrants or the shares of Common Stock to be purchased by Capricorn II and Capricorn III in the Rights Offering.

Item 6.        Contracts, Arrangements, Understandings or Relationships With
               -------------------------------------------------------------
               Respect to Securities of the Issuer.
               -----------------------------------

               Item 6 is amended by adding the following.

               The Purchase Agreement provides that the Warrants will not be transferable until the third anniversary of the closing and thereafter will be freely transferable subject only to securities law limitations on transferability; provided that prior to such third anniversary, Capricorn II or Capricorn III, as the case may be, may transfer the Warrants to their respective general partners, limited partners or affiliates so long as (i) such entities agree to be bound by the same terms and conditions and (ii) such transfer would not cause the Company to register the Warrants. The shares of Common Stock that may be obtained upon exercise of the Warrants will be freely transferable at any time subject only to securities law limitations.

               The Investors and the Company entered into a registration rights agreement (the "Registration Rights Agreement") on November 30, 2001. The Registration Rights Agreement provides that holders of shares of Common Stock purchased by the Investors under the Purchase Agreement and, to the extent necessary, in the Rights Offering (including any junior securities that may be issued on the Alternate Surrender Date) and the shares issued upon exercise of the Warrants (collectively, "Registrable Shares") will have the right to require the Company to effect up to three registrations of such shares, only one of which is required to be an underwritten offering and up to two of which may be on Form S-1 if, for any reason, the Company is not eligible to register securities on Form S-3. Any such registration requires that the shares proposed to be registered have an aggregate market price in excess of $1 million, except that for an underwritten registration, the minimum aggregate market price is $5 million. The Company is permitted to effect any such demand registration by filing a prospectus supplement pursuant to the "shelf" registration statements on Form S-3, as amended, as originally filed by the Company with the Securities and Exchange Commission on June 29, 2001. The Registration Rights Agreement will also provide that holders of Registrable Shares will have unlimited piggyback registration rights, subject to customary pro rata underwriter cutbacks.

               On November 30, 2001, Capricorn III entered into the First Amendment and Waiver pursuant to which it, as the sole holder of the Company's Trust Preferred Securities (as defined in Amendment No. 3 of this Statement), amended certain financial covenants in the Indenture relating to the Trust Preferred Securities, including an amendment permitting the Company to redeem the underlying Notes upon a "Change of Control" as defined in the Indenture. In addition, under the Side Letter, Capricorn III agreed to forgo its right to pay the subscription price for the Capricorn III Purchased Shares by the surrender of Trust Preferred Securities, and terminated the February 23, 2001 letter agreement between the Company and Capricorn III (attached as Exhibit 7 to Amendment No. 3 of this Statement). In consideration of these accommodations by Capricorn III, the exercise price of the Capricorn III February Warrant was reset to $6.875 per share and the warrant was amended to be mandatorily exercisable (unless surrendered), upon a "Change of Control" (as defined in the Indenture).

               In addition, under the Side Letter, Capricorn III agreed to forgo its right to pay the subscription price for the Capricorn III Purchased Shares by the surrender of Trust Preferred Securities, and terminated the February 23, 2001 letter agreement between the Company and Capricorn III (as attached to Amendment No. 3 of this Statement). In consideration of these accommodations by Capricorn III, the warrant to acquire 1,200,000 shares of Common Stock issued to Capricorn III on February 23, 2001 was amended pursuant to the First Amendment and Waiver to reduce the exercise price to $6.875 per share and make the warrant mandatorily exercisable (unless surrendered), upon a "Change of Control" (as defined in the Indenture).

               The descriptions of the Purchase Agreement, the Warrants, the Registration Rights Agreement, the First Amendment and Waiver and the Side Letter set forth in this Amendment No. 4 are qualified in their entirety by reference to the terms of the Purchase Agreement, form of Warrant and Registration Rights Agreement, attached as Exhibits hereto.

Item 7.        Material to be Filed as Exhibits.
               --------------------------------

               Item 7 is amended by adding the following.

               Exhibit 9 Purchase Agreement dated as of November 29, 2001 among CCC Information Services Group Inc., Capricorn Investors II, L.P., Capricorn Investors III, L.P. and White River Ventures, Inc. incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CCC Information Services Group Inc. on November 30, 2001.

               Exhibit 10 Form of Warrant incorporated by reference to Exhibit C to the Purchase Agreement dated as of November 29, 2001 among CCC Information Services Group Inc., Capricorn Investors II, L.P., Capricorn Investors III, L.P. and White River Ventures, Inc.,
                             Exhibit 10.1 to the Current Report on Form 8-K filed by CCC Information Services Group Inc. on November 30, 2001.

               Exhibit 11 Form of Registration Rights Agreement incorporated by reference to Exhibit D to the Purchase Agreement dated as of November 29, 2001 among CCC Information Services Group Inc., Capricorn Investors II, L.P., Capricorn Investors III, L.P. and White River Ventures, Inc., Exhibit 10.1 to the Current Report on Form 8-K filed by CCC Information Services Group Inc. on November 30, 2001.

               Exhibit 12 First Amendment and Waiver dated as of November 30, 2001 among CCC Information Services Group Inc., Capricorn Investors II, L.P., Capricorn Investors III, L.P. and White River Ventures, Inc. incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by CCC Information Services Group Inc. on November 30, 2001.

               Exhibit 13 Letter agreement dated as of November 30, 2001 between CCC Information Services Group Inc. and Capricorn Investors III, L.P. incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by CCC Information Services Group Inc. on November 30, 2001.

               Exhibit 14* Capricorn Investors III, L.P. Revolving Line of Credit Agreement dated as of January 31, 2000.


        * The identity of the lender under the Revolving Line of Credit Agreement has been omitted in accordance with the provisions of
               Item 3 of Schedule 13D.

                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 5, 2001

CAPRICORN INVESTORS II, L.P.

By:     CAPRICORN HOLDINGS, LLC,
        its General Partner


        By:    /s/ Herbert S. Winokur, Jr.
               ------------------------------------
               Herbert S. Winokur, Jr., Manager


                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 5, 2001

CAPRICORN HOLDINGS, LLC


By:     /s/ Herbert S. Winokur, Jr.
        ------------------------------------
        Herbert S. Winokur, Jr., Manager


                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 5, 2001

CAPRICORN INVESTORS III, L.P.

By:     CAPRICORN HOLDINGS III, LLC,
        its General Partner


        By:    /s/ Herbert S. Winokur, Jr.
               ------------------------------------
               Herbert S. Winokur, Jr., Manager

                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 5, 2001

CAPRICORN HOLDINGS III, LLC


By:     /s/ Herbert S. Winokur, Jr.
        ------------------------------------
        Herbert S. Winokur, Jr., Manager


                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 5, 2001


By:     /s/ Herbert S. Winokur, Jr.
        ------------------------------------
        Herbert S. Winokur, Jr.